SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULE 13d-1(b), (c) AND (d)

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                             PAINCARE HOLDINGS, INC.
                             -----------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.0001 PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)


                                    69562E104
                                    ---------
                                 (CUSIP Number)


                                 October 2, 2007
                                 ---------------
             (Date of event which requires filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)


                               (Page 1 of 7 Pages)

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                                                                     Page 2 of 7


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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Midsummer Investment, Ltd.
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      Bermuda
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NUMBER OF         5.    SOLE VOTING POWER
SHARES
BENEFICIALLY            7,087,008
OWNED BY          --------------------------------------------------------------
EACH              6.    SHARED VOTING POWER
REPORTING
PERSON                  None.
WITH              --------------------------------------------------------------
                  7.    SOLE DISPOSITIVE POWER

                        7,087,008
                  --------------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER

                        None.
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,087,008
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |_|
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.01% (1)
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12.   TYPE OF REPORTING PERSON:

      OO
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(1)   The ownership  percentage  of the Reporting  Person is based on 78,643,162 shares of Common Stock issued and outstanding as of November 9, 2007 which includes (a) 67,532,050 shares of Common Stock issued and outstanding as of August 23, 2007 as stated in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and filed on August 28, 2007 and
      (b) an additional 11,111,112 shares of Common Stock issued by the Company on October 2, 2007 as stated in the Company's Form 8-K filed on October 4, 2007.

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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Midsummer Capital, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      Bermuda
--------------------------------------------------------------------------------
NUMBER OF         5.    SOLE VOTING POWER
SHARES
BENEFICIALLY            7,087,008
OWNED BY          --------------------------------------------------------------
EACH              6.    SHARED VOTING POWER
REPORTING
PERSON                  None.
WITH              --------------------------------------------------------------
                  7.    SOLE DISPOSITIVE POWER

                        7,087,008
                  --------------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER

                        None.
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,087,008
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.01% (1)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON:

      OO
--------------------------------------------------------------------------------

(1) The ownership percentage of the Reporting Person is based on 78,643,162 shares of Common Stock issued and outstanding as of November 9, 2007 which includes (a) 67,532,050 shares of Common Stock issued and outstanding as of August 23, 2007 as stated in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and filed on August 28, 2007 and
      (b) an additional 11,111,112 shares of Common Stock issued by the Company on October 2, 2007 as stated in the Company's Form 8-K filed on October 4, 2007.

Item 1(a).        Name of Issuer.

                  Paincare Holdings, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  22 SHELTER ROCK LANE
                  DANBURY CT 06810

Item 2(a).        Names of Persons Filing.

                  Midsummer Investment, Ltd. ("Midsummer Investment") Midsummer Capital, LLC ("Midsummer Capital")

Item 2(b).        Address of Principal Business Office, or if none, Residence.

                  As to Midsummer Investment:
                  Midsummer Investment, Ltd
                  c/o Midsummer Capital, LLC
                  295 Madison Avenue, 38th Floor
                  New York, New York 10017

                  As to Midsummer Capital:
                  295 Madison Avenue, 38th Floor
                  New York, NY 10017

Item 2(c).        Citizenship.

                  As to Midsummer Investment:  Bermuda
                  As to Midsummer Capital: New York

Item 2(d).        Title of Class of Securities.

                  Common stock, par value $0.0001 per share (the "Common Stock")

Item 2(e).        CUSIP Number.

                  69562E104

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                                                                     Page 5 of 7


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership.

                  Midsummer  Investment  beneficially  owns 7,087,008  shares of
            Common Stock as of the date hereof. The 7,087,008 shares of Common Stock beneficially owned by Midsummer Investment include only actual shares of Common Stock. Additionally, Midsummer Investment holds a Common Stock Purchase Warrant issued on October 2, 2007 originally exercisable after April 2, 2008, the six month anniversary of the issuance date of such warrant, into 5,555,556 shares of Common Stock. However, the aggregate number of shares of Common Stock into which such warrants are exercisable, and which Midsummer Investment has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Midsummer Investment, including the shares of Common Stock subject to this Schedule 13G, does not exceed 4.99% of the total outstanding shares of Common Stock. Accordingly, such warrants are not currently exercisable into Common Stock unless and until the actual shares of Common Stock held by any of Midsummer Investment or Midsummer Capital is less than 4.99% of the total outstanding shares of Common Stock.

                  Midsummer  Capital  serves as general  partner  and  principal investment manager to Midsummer Investment, and as such has been granted investment discretion over Midsummer Investment's investments, including the investment in the Common Stock. As a result of its role as general partner and principal investment manager to Midsummer Investment, Midsummer Capital may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the Common Stock held by Midsummer Investment. However, Midsummer Capital does not have the right to receive dividends from, or the proceeds from the sale of, the Common Stock held by Midsummer Investment and disclaims any beneficial ownership of the shares of Common Stock.

            Accordingly, for the purpose of this Statement:

            (a) Amount beneficially owned by Midsummer Investment: 7,087,008 shares of Common Stock of the Issuer.
            (b) Percent of Class: Midsummer Investment beneficially owns 9.01% of the Issuer's issued and outstanding Common Stock (based on 78,643,162 shares of Common Stock issued and outstanding as of November 9, 2007 which includes (a) 67,532,050 shares of Common Stock issued and outstanding as of August 23, 2007 as stated in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and filed on August 28, 2007 and
                  (b) an additional 11,111,112 shares of Common Stock issued by the Company on October 2, 2007 as stated in the Company's Form 8-K filed on October 4, 2007).

            (c)   Number of shares as to which Midsummer Investment has:

                  (i) Sole power to direct the vote: 7,087,008 shares of Common Stock of the Issuer.
                  (ii)  Shared power to vote or to direct the vote: None.
                  (iii) Sole power to dispose or direct the disposition of the
                        Common Stock: 7,087,008 shares of Common Stock of the Issuer.
                  (iv) Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

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                                                                     Page 7 of 7


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date: November 9, 2007


                              MIDSUMMER INVESTMENT, LTD.

                              By: MIDSUMMER CAPITAL, LLC, its investment manager


                              By: /s/ Scott D. Kaufman
                                  ------------------------------
                                  Name:  Scott D. Kaufman
                                  Title:


                              MIDSUMMER CAPITAL, LLC


                              By: /s/ Scott D. Kaufman
                                  ------------------------------
                                  Name:  Scott D. Kaufman
                                  Title:




Exhibit Index

99.1      Joint Filing Agreement